Exhibit 99.1

MiX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MiX TELEMATICS

Shareholders are advised of the following information relating to the dealing in securities by a director of MiX Telematics pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”).

Charles Tasker is exercising 2,000,000 share options (equivalent to 80,000 ADRs) granted to him in November 2012 under the Scheme. Tasker’s intention is to sell up to 1,150,000 of these shares (equivalent to 46,000 ADRs) to cover primarily the strike price and resultant tax implications of the transaction. At the conclusion of the transaction, Tasker will have increased his shareholding in MiX Telematics by at least 850,000 ordinary shares (equivalent to 34,000 ADRs), bringing his total shareholding to at least 2,907,072 ordinary shares (equivalent to 116,282 ADRs).

Name of director:	Charles Tasker
Transaction date:	September 11, 2018
Class of securities:	Ordinary shares
Number of securities:	2 000 000 (equivalent to 80 000 ADRs)
Price per security:	R2.46
Total value:	R4 920 000.00
Nature of transaction:	Off-market exercise of the share options granted under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

September 14, 2018

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